Exhibit 12.1

Computation of Earnings to Fixed Charges

		Fiscal years ended
(in millions, except ratios)	Six months ended September 30, 2017	March 31, 2017	April 1, 2016	April 3, 2015	March 28, 2014	March 29, 2013
Earnings:
Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees	$572	$(174)	$10	$(671)	$694	$(249)
Fixed charges	283	166	271	172	193	235
Less: Preference security dividend requirements of consolidated subsidiaries	(1)	(1)	(2)	(3)	(2)	—

Earnings as adjusted	$854	$(9)	$279	$(502)	$885	$(14)

Fixed charges:
Interest expense	$154	$117	$123	$126	$128	$165
Loss on early extinguishment of debt	—	—	97	—	—	—
Portion of rental expense representative of the interest factor	129	49	51	46	65	70

Fixed Charges	$283	$166	$271	$172	$193	$235

Combined fixed charges and preference dividends:
Interest expense	$154	$117	$123	$126	$128	$165
Loss on early extinguishment of debt	—	—	97	—	—	—
Portion of rental expense representative of the interest factor	129	49	51	46	65	70
Preference security dividend requirements of consolidated subsidiaries	1	1	2	3	2	—

Combined fixed charges and preference dividends	$284	$167	$273	$175	$195	$235

Ratios:
Ratio of earnings to fixed charges	3	—	1	—	4.6	—
Ratio of earnings to combined fixed charges and preference dividends	3	—	1	—	4.5	—
Earnings were insufficient to cover both fixed charges and combined fixed charges and preference dividends during fiscal 2013, 2015 and 2017
fixed charges		175		674		249
combined fixed charges and pref. dividends		176		677		249